Att: Solarflex Corp

15.02.2013

Dear Shareholders & Board Members,

As a result of the very significant increase of my other occupations I'm unable to continue allocating the time that Solarflex deserves.

Please accept my resignation from the Board of Directors of Solarflex Corp.

I'm looking forward towards the success of all of us.

Kind Regards,

Vigars Kaktinieks